Exhibit 21.1

Subsidiaries of the Registrant

The list below represents the entities that are subsidiaries of the registrant

Subsidiary	Jurisdiction of Formation
SusGlobal Energy Canada Corp.	Federal, Canada
SusGlobal Energy Canada I Ltd.	Ontario, Canada
SusGlobal Energy Belleville Ltd.	Ontario, Canada
1684567 Ontario Inc.	Ontario, Canada
SusGlobal Energy Hamilton Ltd.	Ontario, Canada